EXHIBIT 99.1

                                 CAUTIONARY STATEMENT

    Reality Interactive, Inc. (the "Company"), or persons acting on behalf of the Company, or outside reviewers retained by the Company making statements on behalf of the Company, or underwriters, from time to time may make, in writing or orally, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in conjunction with an identified forward-looking statement, this Cautionary Statement is for the purpose of qualifying for the "safe harbor" provisions of such sections and is intended to be a readily available written document that contains factors which could cause results to differ materially from such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statement.

    The following matters, among others, may have a material adverse effect on the business, financial condition, liquidity, results of operations or prospects, financial or otherwise, of the Company. Reference to this Cautionary Statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements:

    DEVELOPMENT STAGE COMPANY. The Company was incorporated in May 1994, first began to ship the complete series of its initial product in August 1995, and accordingly, has only a limited history of operations. The Company's prospects for success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation and development of a new business in a competitive industry. In addition, due to the uncertainty in growth of a development stage company and the rate of change in the industry perceived by the Company, the Company is uncertain of the time frame or amount of funding required to accomplish its business objectives.

    DEVELOPING MARKET; MARKET ACCEPTANCE. The market for educating and training businesses has historically been served by consultants, instructor-led training and training publications such as books, manuals and tapes. Currently, there is little use of interactive multimedia education and training products by businesses, and many of the Company's potential customers do not own or have access to multimedia compatible equipment. The Company's future success will depend upon, among other factors, the extent to which companies acquire multimedia equipment compatible with the Company's products and adopt and use interactive multimedia education and training programs. In addition, the Company's success will depend in part on its ability to market and sell multiple copies of its products to large corporate customers. In the event that adoption and use of multimedia equipment compatible with the Company's products do not become widespread, the number of potential customers of the Company will be limited. There can be no assurance that the Company's products or the prices the Company charges for its products will be acceptable to the market or that the Company will be able to sell multiple copies to large corporate customers.

    LIMITED MARKETING CAPABILITY. The Company currently has a small sales and marketing staff and limited number of strategic alliances relating to distribution of its products. There can be no assurance that the Company will be able to build a suitable sales force or enter into satisfactory marketing alliances with third parties, or that its sales and marketing efforts will be successful.

    DEPENDENCE ON DIVERSIFICATION OF PRODUCT OFFERINGS. The Company currently has a limited number of product offerings, and purchasers of the Company's products are not required to purchase additional products. Accordingly, the Company's products represent non-recurring revenue sources, and the success of the Company is dependent, in part, on its ability to develop sustained demand for its current products and to develop and sell additional products. There can be no assurance that the Company will be successful in developing and maintaining such demand or in developing and selling additional products.

    DEPENDENCE ON EVOLVING INDUSTRY STANDARDS. The Company's initial product offerings prepare businesses for adherence to worldwide management standards. The failure of the Company to enhance its products in a timely manner to changes in the standards, the lack of public acceptance of such standards or the delay in introduction of or enhancement to such standards would materially adversely affect the Company's operations.

    TECHNOLOGICAL CHANGE. The industry in which the Company competes is characterized by rapid technological change. The introduction of products embodying new technology can render existing products and product formats obsolete and unmarketable. The Company's success will depend on its ability to anticipate changes in technology and to develop and introduce new and enhanced products in a timely manner in response to technological changes, or if products or product enhancements by the Company do not achieve market acceptance, the Company's business would be materially adversely affected.

    FUTURE ADDITIONAL CAPITAL REQUIREMENTS; NO ASSURANCE FUTURE CAPITAL WILL BE AVAILABLE. If the Company is unable to generate substantial revenues from its operations or if the Company's expenses exceed expectations, the Company will likely require additional funds to meet its capital requirements. The Company does not currently have available bank financing. The Company may be required to raise additional funds through public or private financings, including equity financings, or through collaborative arrangements. There can be no assurance that additional financing would be available on favorable terms, or at all. If funding is not available when needed or on acceptable terms, the Company may be forced to curtail its operations significantly or cease operations and abandon its business entirely.

    COMPETITION. The business education and training industry is highly competitive. A large number of companies are currently developing interactive, multimedia-based training, educational and instructional aids. Competitors also include national, regional and local accounting firms engaged in industrial consulting and instructor-led training and companies which market training tools such as books, videos and audio tapes. Some of the Company's existing competitors, as well as a number of potential competitors, have larger technical staffs, more established marketing and sales organizations, and greater financial resources than the Company. There can be no assurance the Company will be able to compete successfully with such companies, or at all.

    FLUCTUATIONS IN OPERATING RESULTS. The Company's future operating results may vary substantially from quarter to quarter. At its current stage of operations, the Company's quarterly revenues and results of operations may be materially affected by the timing of the development and market acceptance of the Company's products. Generally, operating expenses will be higher during periods in which product development costs are incurred and marketing efforts are commenced. Due to these and other factors, including the general economy, stock market conditions and announcements by the Company or its competitors, the market price of the Company's securities may be highly volatile.

    DEPENDENCE ON KEY PERSONNEL; LACK OF EMPLOYMENT AND NONCOMPETITION AGREEMENTS. The success of the Company is dependent in large part upon the ability of the Company to attract and retain key management and operating personnel. Qualified individuals are in high demand and are often subject to competing offers. In the future, the Company will need to hire additional skilled personnel in the areas of research and development, sales and marketing. There can be no assurance that the Company will be able to attract and retain the qualified personnel needed for its business. The Company has no employment or noncompetition agreements with any of its management or other personnel.

    DEPENDENCE ON ABILITY TO RETAIN SUBJECT MATTER EXPERTS. The Company's product development strategy requires the Company to retain third-party subject matter experts to perform research and development functions by providing accurate and informative content for the Company's products. There can be no assurance that the Company will be able to continue to attract and retain qualified subject matter experts required to develop new products and enhance existing products. The inability of the Company to attract and retain such experts could have a material adverse effect on the Company and its prospects.

    INTELLECTUAL PROPERTY. The Company regards its multimedia products as proprietary and relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain or use the Company's products or technology without authorization, or to develop similar products or technology independently. If unauthorized use or copying of the Company's product were to occur to any substantial degree, the Company's business and results of operations could be materially adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar products.

    The Company believes that developers of multimedia products may increasingly be subject to such claims as the number of products and competitors in the industry grows and the functionality of such products in the industry overlaps. Any such claim, with or without merit, could result in costly litigation and could have a material adverse effect on the Company.

    LACK OF PRODUCT LIABILITY INSURANCE. The Company may face a risk of exposure to product liability claims in the event that use of its products is alleged to have resulted in damage to its customers. The Company does not currently carry product liability insurance. There can be no assurance that such insurance will be available on commercially reasonable terms, or at all, or that such insurance, even if obtained, would adequately cover any product liability claim. A product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the business and prospects of the Company.

                            INDEX TO FINANCIAL STATEMENTS



                                            PAGE

    Report of Independent Accountants.............................    F-2

    Balance Sheet.................................................    F-3

    Statement of Operations.......................................    F-4

    Statement of Stockholders' Equity.............................    F-5

    Statement of Cash Flows....................................... F-6 to F-7

    Notes to Financial Statements................................. F-8 to F-14

                          REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
 and Stockholders of
 Reality Interactive, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Reality Interactive, Inc. (a development stage company) at December 31, 1995 and 1996, and the results of its operations and its cash flows for the periods from May 24, 1994 (inception) to December 31, 1994, the years ended December 31, 1995 and 1996 and the period from May 24, 1994 (inception) to December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Minneapolis, Minnesota
February 21, 1997

                              REALITY INTERACTIVE, INC.
                            (A Development Stage Company)
                                    BALANCE SHEET



                                                             December 31,
                                                          1995         1996
                                                          ----         ----
    ASSETS

Current assets:
  Cash and cash equivalents                           $  118,916    $  508,728
  Short-term investments                                             4,744,712
  Accounts receivable                                     18,237        97,396
  Inventory                                               28,359       134,853
  Prepaid expenses and other current assets                8,312        62,835
                                                      ----------    ----------
   Total current assets                                  173,824     5,548,524
                                                      ----------    ----------

  Fixed assets, net                                      269,852       191,936
  Restricted cash                                        119,000       116,800
  Other assets                                            14,116        28,481
                                                      ----------    ----------
   Total assets                                       $  576,792    $5,885,741
                                                      ----------    ----------
                                                      ----------    ----------

         LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK
        ------------------------------------------------------------------
   AND STOCKHOLDERS' EQUITY (DEFICIT)
   ---------------------------------

Current liabilities:
  Accounts payable                                    $  188,623    $  116,388
  Accrued liabilities                                     90,417       118,686
  Current portion of capitalized lease obligation         14,127
  Notes payable                                          201,002
  Other current liabilities                                             12,345
                                                      ----------    ----------
   Total current liabilities                             494,169       247,419
                                                      ----------    ----------

Commitments (Note 6)

Mandatorily redeemable convertible preferred
  stock, $.01 par value, 5,000,000 shares
  authorized, 726,900 and 0 shares outstanding         2,125,962
                                                      ----------    ----------

Stockholders' equity (deficit):
  Common stock, $.01 par value, 25,000,000
   shares authorized, 1,643,611 and 4,677,407
   shares outstanding                                     16,436        46,774
  Additional paid-in capital                           1,384,397    15,386,692
  Deficit accumulated during the development stage    (3,444,172)   (9,795,144)
                                                      ----------    ----------
   Total stockholders' equity (deficit)               (2,043,339)    5,638,322
                                                      ----------    ----------
   Total liabilities, mandatorily redeemable
    convertible preferred stock and stockholders'
    equity (deficit)                                  $  576,792    $5,885,741
                                                      ----------    ----------
                                                      ----------    ----------

                 See accompanying notes to the financial statements.

                              REALITY INTERACTIVE, INC.
                            (A Development Stage Company)
                               STATEMENT OF OPERATIONS


                                       From                                        From
                                   May 24, 1994                                May 24, 1994
                                  (Inception) to          Year Ended          (Inception) to
                                   December 31,           December 31,          December 31,
                                       1994           1995           1996           1996
                                       ----           ----           ----           ----
Revenues                                         $     54,106   $    484,127   $    538,233
Cost of revenues                                       33,464        107,008        140,472
                                                 ------------   ------------   ------------
Gross profit                                           20,642        377,119        397,761
                                                 ------------   ------------   ------------

Operating expenses:
  Sales and marketing               $   78,754        808,825      2,531,058      3,418,637
  Research and development             200,366        939,487      2,355,922      3,495,775
  General and administrative           399,218        893,747      1,529,418      2,822,383
                                    ----------   ------------   ------------   ------------
     Total operating expenses          678,338      2,642,059      6,416,398      9,736,795
                                    ----------   ------------   ------------   ------------

Operating loss                        (678,338)    (2,621,417)    (6,039,279)    (9,339,034)
                                    ----------   ------------   ------------   ------------

Other income (expense):
  Interest income (expense), net         5,562       (149,979)        21,263       (123,154)
  Debt offering costs                                               (113,486)      (113,486)
                                    ----------   ------------   ------------   ------------
     Total other income (expense)        5,562       (149,979)       (92,223)      (236,640)
                                    ----------   ------------   ------------   ------------

Loss before extraordinary item        (672,776)    (2,771,396)    (6,131,502)    (9,575,674)
Extraordinary loss on early
  retirement of debt                                                (219,470)      (219,470)
                                    ----------   ------------   ------------   ------------
Net loss                            $ (672,776)  $ (2,771,396)  $ (6,350,972)  $ (9,795,144)
                                    ----------   ------------   ------------   ------------
                                    ----------   ------------   ------------   ------------
Loss before extraordinary item
  per common and common
  equivalent share                  $    (0.53)  $      (1.69)  $      (1.62)
Extraordinary loss per common
  and common equivalent share                                          (0.06)
                                    ----------   ------------   ------------
Net loss per common and
  common equivalent share           $    (0.53)  $      (1.69)  $      (1.68)
                                    ----------   ------------   ------------

Weighted average common
  shares and equivalents             1,276,254      1,643,611      3,787,893
                                    ----------   ------------   ------------



                 See accompanying notes to the financial statements.

                              REALITY INTERACTIVE, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
          FOR THE PERIOD FROM MAY 24, 1994 (INCEPTION) TO DECEMBER 31, 1996


                                                                                                              Deficit
                                                                                                             Accumulated
                                                                                Number            Additional   During
                                                                      Price   of Shares  Common    Paid-in   Development
                                                   Consideration    Per Share   Issued    Stock     Capital     Stage        Total
                                                   -------------    ---------   ------    -----     -------     -----        -----
Founders shares issued - May 1994 (inception)    Cash and Intangibles $ .06    900,000  $ 9,000    $ 42,750                $ 51,750
Initial shares issued - May 1994                        Cash          $1.80     83,333      833     149,167                 150,000
Shares issued - August - December 1994
 (Less offering costs of $69,839)                       Cash          $1.80    660,278    6,603   1,112,058               1,118,661
Net loss                                                                                                      $(672,776)   (672,776)
                                                                             ---------  ------- ----------- -----------  ----------
Balance - December 31, 1994                                                  1,643,611   16,436   1,303,975    (672,776)    647,635

Detachable warrants issued in connection
 with notes payable                                                                                  80,422                  80,422
Net loss                                                                                                     (2,771,396) (2,771,396)
                                                                             ---------  ------- ----------- -----------  ----------
Balance - December 31, 1995                                                  1,643,611   16,436   1,384,397  (3,444,172) (2,043,339)

Detachable warrants issued in connection
 with bridge note financing - January 1996                                                          336,000                 336,000
Units issued at initial public offering - April
 1996 (less offering costs of $1,617,970)               Cash          $5.75  2,200,000   22,000  11,010,030              11,032,030
Shares issued upon conversion of mandatorily
 redeemable convertible preferred stock - April 1996                           726,900    7,269   2,118,693               2,125,962
Units issued to cover underwriter's
 overallotments - May 1996 (less offering costs
 of $60,375)                                            Cash          $5.75    100,000    1,000     513,625                 514,625
Shares issued upon conversion of bridge notes -
 May 1996 (less offering costs of $1,977)                             $3.94      6,346       63      22,963                  23,026
Shares issued upon exercise of incentive stock
 options - June 1996                                    Cash          $1.80        550        6         984                     990
Net loss                                                                                                     (6,350,972) (6,350,972)
                                                                             ---------  ------- ----------- -----------  ----------
Balance - December 31, 1996                                                  4,677,407  $46,774 $15,386,692 $(9,795,144) $5,638,322
                                                                             ---------  ------- ----------- -----------  ----------
                                                                             ---------  ------- ----------- -----------  ----------




                 See Accompanying Notes to the Financial Statements.

                              REALITY INTERACTIVE, INC.
                            (A Development Stage Company)
                               STATEMENT OF CASH FLOWS


                                                       From                                        From
                                                   May 24, 1994                                May 24, 1994
                                                  (Inception) to          Year Ended          (Inception) to
                                                    December 31,          December 31,          December 31,
                                                       1994           1995           1996           1996
                                                       ----           ----           ----           ----
Cash Flows from Operating Activities:
  Net Loss                                         $ (672,776)  $ (2,771,396)  $ (6,350,972)  $ (9,795,144)
  Reconciliation of Net Loss to Net Cash Used
    By Operating Activities:
      Depreciation and Amortization                    16,414        103,261        120,000        239,675
      Noncash Interest Expense Related to
        Warrants                                                      80,422        193,979        274,401
      Extraordinary Loss Related to Early
        Retirement of Debt (Interest Expense
        Related to Warrants)                                                        142,021        142,021
  Changes in Assets and Liabilities:
      Accounts Receivable                                            (18,237)       (79,159)       (97,396)
      Inventory                                                      (28,359)      (106,494)      (134,853)
      Prepaid Expenses and Other Assets               (24,466)         2,038        (68,888)       (91,316)
      Accounts Payable                                 69,876        118,747        (72,235)       116,388
      Accrued Liabilities                                             90,417         28,269        118,686
      Other Current Liabilities                                                      12,345         12,345
                                                   ----------   ------------   ------------   ------------
         Net Cash Used by Operating Activities       (610,952)    (2,423,107)    (6,181,134)    (9,215,193)
                                                   ----------   ------------   ------------   ------------

Cash Flows from Investing Activities:
  Purchases of Fixed Assets                          (146,849)      (205,792)      (308,241)      (660,882)
  Purchases of Short-term Investments                 (30,000)                  (10,244,712)   (10,274,712)
  Sales of Short-term Investments                                     30,000      5,500,000      5,530,000
  Cash Restricted for Operating Leases                              (119,000)         2,200       (116,800)
                                                   ----------   ------------   ------------   ------------
         Net Cash Used by Investing Activities       (176,849)      (294,792)    (5,050,753)    (5,522,394)
                                                   ----------   ------------   ------------   ------------

Cash Flows from Financing Activities:
  Net Proceeds from Issuance of Common Stock        1,320,411                                    1,320,411
  Proceeds from Related Party Financing                              320,000                       320,000
  Repayments of Capital Lease Obligation               (5,149)       (17,610)       (14,127)       (36,886)
  Proceeds from Note Payable                                         951,002                       951,002
  Repayment of Notes Payable                                        (750,000)      (201,002)      (951,002)
  Net Proceeds from Issuance of Preferred Stock                    1,805,962                     1,805,962
  Proceeds from Convertible Notes Payable                                         2,800,000      2,800,000
  Repayment of Convertible Notes Payable                                         (2,776,974)    (2,776,974)
  Proceeds from Sale Leaseback of Fixed Assets                                      266,157        266,157
  Net Proceeds from Initial Public Offering                                      11,546,655     11,546,655
  Proceeds from Exercise of Stock Options                                               990            990
                                                   ----------   ------------   ------------   ------------
         Net Cash Provided by Financing
          Activities                                1,315,262      2,309,354     11,621,699     15,246,315
                                                   ----------   ------------   ------------   ------------

Net Cash Provided (Used) During Period                527,461       (408,545)       389,812        508,728

Cash and Cash Equivalents:
  Beginning of Period                                                527,461        118,916
                                                   ----------   ------------   ------------   ------------
  End of Period                                     $ 527,461      $ 118,916      $ 508,728     $  508,728
                                                   ----------   ------------   ------------   ------------
                                                   ----------   ------------   ------------   ------------

                                  (CONTINUED)

                            REALITY INTERACTIVE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                                  (CONTINUED)


                                                       From                                        From
                                                   May 24, 1994                                May 24, 1994
                                                  (Inception) to          Year Ended          (Inception) to
                                                    December 31,          December 31,          December 31,
                                                       1994           1995           1996           1996
                                                       ----           ----           ----           ----
Supplemental disclosures of cash flow
  information:
    Cash paid for interest                         $  1,100     $  72,507     $   92,285      $  165,892
                                                   --------     ---------     ----------      ----------
    Noncash investing and financing activities:
      Capital lease obligation incurred            $ 36,886                                   $   36,886
                                                   --------                                   ----------
      Conversion of preferred stock from
        related party financing                                 $ 320,000                     $  320,000
                                                                ---------                     ----------
      Warrants issued in connection with
        notes payable                                           $  80,422     $  336,000      $  416,422
                                                                ---------     ----------      ----------
      Conversion of mandatorily redeemable
        convertible preferred stock to common
        stock                                                                $2,125,962      $2,125,962
                                                                             ----------      ----------
      Conversion of bridge notes payable
        to common stock                                                      $   25,003      $   25,003
                                                                             ----------      ----------




                 SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                              REALITY INTERACTIVE, INC.
                            (A Development Stage Company)
                            NOTES TO FINANCIAL STATEMENTS
                                  DECEMBER 31, 1996


NOTE 1 - ORGANIZATION AND STATUS

Reality Interactive, Inc. (the Company) was incorporated on May 24, 1994 for the purpose of developing interactive multimedia knowledge solutions for the industrial marketplace. Currently, the Company's product offerings consist of CD-ROM titles within the areas of international quality and environmental management standards. The first product, the ISO 9000 REGISTRATION SERIES, is a five-title series that guides a company through the process of complying with the ISO 9000 quality management standard. The second product, the QS-9000 COMPLIANCE SERIES, is a four-title series that helps automotive suppliers comply with the Big Three automakers' QS-9000 quality requirements. The third product, the ISO 14000 EMS CONFORMANCE SERIES, is a five-title series that assists companies with the design, implementation and management of an environmental management system in accordance with the ISO 14000 Environmental management systems standard. The fourth product, POLLUTION PREVENTION, enables companies to understand the key concepts of pollution prevention and waste reduction.

At December 31, 1996, the Company was in the development stage as its sales and marketing efforts have not yet generated predictable or significant revenues. The Company has a deficit accumulated during the development stage of $9,795,144. To become profitable and to conserve capital, the Company must significantly increase revenues and control expenses. Future operating results will depend upon many factors, including the rate at which industry adopts interactive multimedia technology for education and training, the level of product and price competition, the Company's success in maturing its direct and indirect sales channels and the ability of the Company to manage its expenses in relation to sales.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days and are generally invested in money market funds and certificates of deposit.

SHORT-TERM INVESTMENTS

Short-term investments consist of commercial paper held for periods generally less than 90 days. These investments are considered available for sale and are carried at fair value. The estimated fair value of the investments approximates the amortized cost, and therefore, there are no unrealized gains or losses as of December 31, 1996.

REVENUE RECOGNITION

Revenue is derived from product sales and licenses and is recognized upon shipment of the products. The Company has no significant obligations after shipment.

INVENTORY

Inventory consists primarily of software media, manuals and related packaging materials. Inventory is carried at the lower of cost or market using the first-in, first-out valuation method.

FIXED ASSETS

Fixed assets are stated at cost. Accelerated depreciation methods are used for both book and tax purposes over the estimated useful life of the equipment. Leasehold improvements are amortized over the lease term using the straight-line method.

INCOME TAXES

Income taxes are accounted for using the liability method under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

NET LOSS PER SHARE

Net loss per share is computed based on the weighted average number of common stock and common stock equivalents outstanding. Net loss per common and common equivalent share excludes stock options and warrants as common stock equivalents when the effect of their inclusion would be antidilutive.

PRODUCT DEVELOPMENT AND RESEARCH

Expenditures for software development costs and research are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility and proven marketability of the product is established. Costs otherwise capitalizable after technological feasibility is achieved are also generally expensed because they are insignificant.


NOTE 3 - FIXED ASSETS

Fixed assets consist of the following:

                                                           December 31,
                                                        1995          1996
                                                        ----          ----

Computer equipment                                  $  288,871    $  297,618
Office equipment and furniture                          85,574       120,064
Leasehold improvements                                  12,913         4,000
                                                    ----------    ----------
                                                       387,358       421,682
Less accumulated depreciation and amortization        (117,506)     (229,746)
                                                    ----------    ----------
                                                    $  269,852    $  191,936
                                                    ----------    ----------
                                                    ----------    ----------

NOTE 4 - NOTES PAYABLE

In May 1995, the Company entered into a loan for up to $1,050,000 (the Notes) from a bank. The Notes bear interest at 9%, with interest due monthly, and were payable in full on April 30, 1996. There was an outstanding balance of $201,002 at December 31, 1995. On January 22, 1996, the Company paid off the remaining balance and retired the loan. In connection with this financing, the Company issued warrants to purchase a total of 210,000 shares of Common Stock. The estimated fair value of the warrants of $80,422, as determined by management, was credited to additional paid-in capital and was amortized over the anticipated outstanding period of the Notes as interest expense.

In January 1996, the Company closed a $2,800,000 convertible bridge note financing (the Bridge Notes) in a private placement, resulting in net proceeds to the Company of $2,626,570. The Bridge Notes provided for interest at 10% per annum and matured on the earlier of July 31, 1996 or 30 days after the effective date of an initial public offering (IPO). At the option of the Bridge Note holders, up to 100% of the principal amount of the Bridge Notes was convertible into Common Stock for a period of 20 days following the effective date of the Company's IPO. In connection with this financing, the Company also issued detachable warrants to the purchasers of the Bridge Notes to purchase a total of 560,000 shares of Common Stock.

In May 1996, the Company made payments totaling $2,861,281 to repay the Bridge Notes, including accrued interest of $86,285. In connection with this repayment, approximately $25,000 of the Bridge Notes were converted to 6,346 shares of Common Stock at a price equal to $3.94. As a result of the early repayment of its bridge note financing, the Company recognized an extraordinary loss of approximately $219,000 in 1996 related to the unamortized portion of Bridge Note offering costs and original issue discount.


NOTE 5 - INCOME TAXES

Significant components of the Company's deferred tax assets are as follows:


                                                         December 31,
                                                    1995              1996
                                                    ----              ----
Deferred tax assets:
  Net operating loss carryforwards             $  1,371,000      $  3,969,000
  Other                                              50,000            50,000
                                               -------------     -------------
    Total deferred tax assets                     1,421,000         4,019,000

Less valuation allowance                         (1,421,000)       (4,019,000)
                                               -------------     -------------
Net deferred tax assets                        $      -          $      -
                                               -------------     -------------
                                               -------------     -------------


At December 31, 1996, the Company had net operating loss carryforwards of approximately $9,500,000 for income tax purposes. The net operating loss carryforwards expire in 2009 through 2011 if not previously utilized.

The Company has determined, based on the weight of available evidence at December 31, 1996, that it is more likely than not the Company's deferred tax assets will not be realized. Accordingly, a valuation allowance has been established for the tax benefits of these items. Future utilization of the available net operating loss carryforwards may be limited under Internal Revenue Code Section 382 due to future significant changes in ownership.

NOTE 6 - COMMITMENTS

LEASES

The Company leases office space, equipment and furniture under various operating lease agreements, the last of which expires in 2000.

At December 31, 1996, future minimum lease payments under noncancelable operating leases were as follows:


                                                                  Operating
Year Ending December 31,                                            Leases
-----------------------                                             ------

      1997                                                      $   579,153
      1998                                                          442,754
      1999                                                          140,548
      2000                                                              655
                                                                -----------
      Total future minimum lease payments                       $ 1,163,110
                                                                -----------
                                                                -----------


Rent expense was approximately $25,000, $150,000 and $324,000 for the periods ended December 31, 1994, 1995 and 1996, respectively.

The Company has entered into agreements with third party content providers and marketing partners that require royalty payments to be made based upon the sales of the Company's products. The amount expensed under these agreements for 1995 and 1996, all of which was accrued at December 31, 1995 and 1996, totaled approximately $7,200 and $79,800, respectively.

LETTERS OF CREDIT

The Company has outstanding letters of credit from a bank as security for operating leases of certain office furniture and equipment. The Company is required to maintain the cash as collateral at the bank which issued the letters of credit. This amount is reflected as restricted cash at December 31, 1995 and 1996.


NOTE 7 - MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

From September to December 1995, the Company issued, through a private placement, 726,900 shares of Series A Mandatorily Redeemable Convertible Preferred Stock receiving net proceeds of $1,805,962 and the conversion of a related party financing in the principal amount of $320,000 plus accrued interest. The Company incurred issuance costs of $54,738 in connection with the sale of this preferred stock. Further, in connection with this private placement, warrants to purchase 7,625 shares of Common Stock were granted to a selling agent.

The holders of Preferred Stock are entitled to the same number of votes they would have if such shares were converted into Common Stock. The Preferred Stock was automatically converted, on a one-to-one basis, into Common Stock in April 1996 as the Company made a registered public offering of its Common Stock.

NOTE 8 - STOCKHOLDERS' EQUITY (DEFICIT)

COMMON STOCK ISSUED

The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders. Holders of Common Stock have no preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto. The outstanding shares of Common Stock are fully paid and nonassessable.

In April 1996, the Company completed an IPO of 2,200,000 units at a price of $5.75 per unit. Each unit sold consisted of one share of Common Stock and one Redeemable Common Stock Purchase Warrant to purchase one share of Common Stock. The sale of such units resulted in gross proceeds of $12,650,000 and net proceeds of $11,032,030. At the closing of the offering, all 726,900 shares of Mandatorily Redeemable Convertible Preferred Stock outstanding at December 31, 1995 were converted into 726,900 shares of Common Stock.

In May 1996, the Company issued an additional 100,000 units to its underwriter to cover over-allotments, resulting in gross proceeds of $575,000 and net proceeds of $514,625.

WARRANTS

A summary of the Company's warrant activity, all of which occurred after December 31, 1994 is as follows:


                                                           Exercise
                                                  Number    Price    Expiration
                                                  ------    -----    ----------

Warrants issued to a selling agent                 7,625    $3.00        1998
Warrants issued to note payable
  guarantors (Note 4)                            210,000    $3.00        2000
Warrants issued with related party financing      68,297    $2.40      1998-2000
                                               ---------

Outstanding at December 31, 1995                 285,922  $2.40-$3.00  1998-2000

Warrants issued in bridge financing (Note 4)     560,000    $4.31        1999
Warrants issued in connection with IPO         2,300,000    $8.00        2000
Warrants issued to underwriter in
  connection with IPO                            220,000    $6.90        2001
                                               ---------

Outstanding at December 31, 1996               3,365,922  $2.40-$8.00  1998-2001
                                               ---------
                                               ---------


Such warrants were issued in connection with various financing transactions by the Company. The holders of these warrants are not entitled to vote, receive dividends or exercise any other rights until such warrants have been duly exercised and payment of the purchase price has been made.

STOCK OPTIONS

Under the terms of the Company's 1994 Stock Incentive Plan, effective February 16, 1996, 700,000 shares of Common Stock have been reserved for issuance to officers, employees and independent contractors upon the exercise of stock options. Nonqualified and incentive stock options may be granted under the plan. Furthermore, the Company may grant nonqualified options outside of this plan. These stock options generally vest evenly over a three to four year period and are exercisable over periods up to five years from date of grant. Effective February 16, 1996, the Company adopted the 1996 Directors' Stock Option Plan under which 400,000 options have been reserved. This plan provides for annual grants of options to purchase 10,000 shares of Common Stock per director per year and vests six months from the date of grant.

The Board of Directors establishes all terms and conditions of each grant. Stock options are granted at or above fair market value as determined by the Board of Directors at the respective grant dates.
The following summarizes stock option activity:

                                                                       Weighted
                                                                        Average
                                                         Exercise      Exercise
                                            Options       Price          Price
                                          Outstanding    Per Share     Per Share
                                           ---------     ---------     ---------

Options outstanding at December 31, 1994     176,000   $1.80 - $1.98     $1.83

Granted                                      216,200   $1.80 - $3.00     $2.35
Canceled                                     (17,200)      $1.80         $1.80
                                           ---------

Options outstanding at December 31, 1995     375,000   $1.80 - $3.00     $2.13

Granted                                      181,000   $1.00 - $5.25     $4.50
Canceled                                     (57,400)  $1.80 - $5.25     $3.20
Exercised                                       (550)      $1.80         $1.80
                                           ---------

Options outstanding at December 31, 1996     498,050   $1.00 - $5.25     $2.87
                                           ---------
                                           ---------

Exercisable at December 31, 1996             195,950   $1.00 - $5.25     $2.31
                                           ---------
                                           ---------

The 498,050 options outstanding at December 31, 1996 have a remaining weighted average contractual life of 3.9 years.

The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996. As allowed by SFAS No. 123, the Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation expense related thereto. If the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net loss and net loss per share would have been increased to the pro forma amounts indicated in the following table:

                                                  1995             1996
                                                  ----             ----

Net loss - as reported                     $  (2,771,396)    $  (6,350,972)

Net loss - pro forma                       $  (2,788,717)    $  (6,443,983)

Net loss per share - as reported           $       (1.69)    $       (1.68)

Net loss per share - pro forma             $       (1.69)    $       (1.70)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                                    1995          1996
                                                    ----          ----

Expected dividend level                                0%            0%
Expected stock price volatility                       70%           70%
Risk-free interest rate                                6%            6%
Expected life of options                          4 years       4 years